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                                                                   EXHIBIT 23.3

October 29, 1997

Mr. Larry Miller, Director
Investment Banking
Merrill Lynch
250 Vesey Street, 26th Floor
New York, NY 10281-1326

Dear Mr. Miller:

This is to confirm that, notwithstanding anything to the contrary contained in our report dated March 1, 1997 with respect to our appraisal, as of February 19, 1997, of the leased fee estate interest in Dain Bosworth Plaza and Gavidae Common, such report and the transmittal letter related thereto, as well as the name Lunz, Massopust, Reid, DeCaster & Lammers, Inc., may be included in and referred to in any offering document relating to the sale of related real estate or mortgage securities or participation interests to institutional investors.

Sincerely,

Lunz, Massopust, Reid, DeCaster & Lammers, Inc.

/s/ Todd M. Reid
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    Todd M. Reid